EXHIBIT 21.1

Subsidiaries of Tradeweb Markets Inc.

	Subsidiary	Jurisdiction of Incorporation / Formation
1.	Tradeweb Markets LLC	Delaware
2.	BondDesk Group LLC	Delaware
3.	Dealerweb Inc.	New York
4.	DW SEF LLC	Delaware
5.	Refinitiv US Tradeweb LLC	Delaware
6.	Tech Hackers LLC	Delaware
7.	TIPS LLC	Wyoming
8.	Tradeweb Commercial Information Consulting (Shanghai) Co., Ltd.	People’s Republic of China
9.	Tradeweb Direct LLC	Delaware
10.	Tradeweb EU B.V.	Netherlands
11.	Tradeweb Europe Limited	England and Wales
12.	Tradeweb Execution Services Limited	England and Wales
13.	Tradeweb Execution Services B.V.	Netherlands
14.	Tradeweb Global Holding LLC	Delaware
15.	Tradeweb Global LLC	Delaware
16.	Tradeweb IDB Markets, Inc.	Delaware
17.	Tradeweb Japan K.K.	Japan
18.	Tradeweb LLC	Delaware
19.	TW SEF LLC	Delaware
20.	TWC Limited	Cayman Islands
21.	TWEL Holding LLC	Delaware